SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 10, 2012.

By letter dated September 10, 2012 the Company reported its financial statements for the twelve month period ended on June 30, 2012, expressed in thousands.

Ordinary Period Result	06/30/12	06/30/11
	(In thousands)
(twelve-month period): profit / (loss)	327,842	272,054
Extraordinary Period Result
(twelve-month period): profit		--
Period Profit / (loss)	327,842	272,054

Net Worth Composition:
Authorized capital stock	125,989	125,961
Integral adjustment of capital stock	84,621	84,621
Premium on shares and own shares negotiation	536,300	536,290
Long-term incentive program reserve	2,138
Technical revaluations	3,953	3,953
Legal Reserve	39,074	26,045
Free availability Reserve	-	147
Reserve for new projects	-	183
Retained earnings	35,972	11,074
Total Net Worth	828,047	788,274

In accordance with Article o), Section 62 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the twelve-month period financial statements, the Company’s Capital is Ps. 125,988,618.8, divided into 1,259,886,188 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	1,204,566,686	95.61%	%
Other Shareholders	55,319,502	4.39%

In addition, pursuant to Article p) of the Bolsa de Comercio de Buenos Aires rules aforementioned, we inform that, if all the convertible notes holders exercise their right to convert their securities into shares at year-end (as of July 19, 2014), the ouststanding capital of the Company would increase to Ps. 223,971,649.7, and the number of shares would amount to 2,239,716,497, all of them nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	2,184,142,674	97.52%
Other Shareholders	55,573,823	2.48%

For this calculation, the conversion price considered was 0.3240 per share.

Below are the main results for the fiscal year:
▪	Operating Income increased 26.0% to Ps. 597.0 million.
▪	Net income increased 20.5% to Ps.327.8 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: Septermber 14, 2012